BIOPHYSICAL THERAPEUTICS

Anti-Aging Breakthrough from PhDs



if1.skin Wilmington, DE

Healthcare | Consumer Goods | B2C | Biotech | AI

Highlights



Regular Updates
Founders have a strong track record of investor updates.

1. Professor George Church (Harvard Medical School) is advisor.
2. Discovered nature's dial for aging rate, which sets different species with different lifespans.
3. The dial is IF1 protein, more confers slower aging, which we'll use in our skincare.
4. Have paid pre-orders ($120 per unit).
5. Demand and highly profitable unit economics already shown.
6. Everyone ages.

Team



Dr. Michael Forrest Drug Inventor | CEO

Cambridge University biochemistry graduate with a Ph.D. in computer science. A computational biology authority and drug inventor.

if1.skin



Professor George Church Advisor

Tenured faculty at Harvard Medical School. One of the most famous scientists in the world and arguably the biggest name in biotech.

wyss.harvard.edu



Professor Bruno Conti Advisor

Professor Emeritus at The Scripps Research Institute. Where he led a team that extended lifespan in mice, which was published in the prestigious scientific journal Science.

sdbri.org

Anti-Aging Skincare from a Scientific Breakthrough by Ph.D. Scientists

Aging and looking older is unwanted.

In nature, different species have different aging rates and lifespans. So, nature knows how to modify aging rate, which (*according to data and analysis*) we've discovered. Where more IF1 protein slows aging, which we will bottle in a skin moisturizer called IF1.

Patents filed.

Raising $50k to manufacture and sell the first 500 units.

Already have paid pre-orders ($120 each). Moreover, incredible unit economics data from paid ads experiments.


Aging and looking older is unwanted
In nature, different species have different aging rates and lifespans.
So, nature knows how to modify aging rate, which we've discovered.
More IF1 protein slows aging, which we'll bottle in a skin moisturizer called IF1.
IF1

THE SCIENCE

A bowhead whale can live centuries longer than a mouse. One of the greatest mysteries in science is how different species can have such different lifespans.

The highest level of evidence in science, the gold-standard (e.g., Einstein), is a quantitative explanation that can successfully predict.

Dr. Michael Forrest's quantitative, mechanistic account of aging (completely parameterized by experimental data) can blindly but faithfully predict the lifespans of thousands of unseen species. Its pre-specified causal chain is checked and corroborated at forty different points by instrumental variable analysis of experimental data, an advanced technique that can detect causality. Controlling this chain is IF1 protein; increasing IF1 protein in mice reduces aging as measured by an aging biomarker. The chance of all this occurring by chance is nearly zero (smaller than one divided by the number of atoms in the universe).


Lives 4 years
Lives centuries
Because of more IF1 protein
Contains IF1 protein
IF1
0:00 / 0:06

Further detail:


IF1 Protein Slows Aging
1 Metabolism produces damaging by-products that cause aging.
ROS
ROS
ROS
DNA Damage • Lipid Damage • Etc.
2 A large proportion of metabolism is a specific reaction for generating heat to keep the body at 37°C (98.6°F).
37°C



3 **Because of a geometric law,** smaller mammal species have more surface-area per unit mass. Because of this, they more readily lose their heat.

More surface-area per unit mass.

4 Thus, every gram of a smaller mammal species needs to generate more heat to maintain body temperature.

So, their **metabolism is faster**, they age faster, and die sooner.

Faster Aging

5 This heat generating reaction is **inhibited by IF1 protein**, and so more IF1 protein slows aging rate.

Bowhead Whale
Long Lifespan

More IF1 in **Skin Cells**
Slower Aging

Larger, slower-aging, longer-living species like the **bowhead whale** have more IF1 protein.

With this scientific support, an anti-aging skin moisturizer containing IF1 protein (or a derivative thereof) is differentiated from others. Biophysical Therapeutics is a Delaware company founded by Dr. Forrest, which boasts the famous **Professor George Church (Harvard Medical School)** as an advisor. It will be providing such a skin moisturizer under its IF1 brand at **www.IF1.skin**.

Refer to the website for more information. It links to a corresponding preprint paper, titled *IF1 Protein Controls Aging Rate*, although the work has progressed substantially further in the same direction since it was published.

DEMONSTRATED CONSUMER DEMAND

USP: greater scientific substantiation than any other anti-aging skincare product on the market.

We've validated demand and demonstrated highly profitable unit economics from advertising on Google, Reddit, Facebook, and Instagram. Where an interested website visitor (from the USA) can be bought for between 50 cents to 1 dollar, and 11% (103 of 930) of these website visitors - after seeing the $120 per unit price - click its Buy button. Suggesting a Customer Acquisition Cost (CAC) of 5 to 10 dollars. For a consumable product that costs $120, lasts around a month of daily use, yielding $1,440 revenue per year. After pressing the Buy button they're told that the product isn't for sale yet, we're not sure when it will be, inviting them to pay the full $120 amount upfront anyway. Incredibly, ten people did this. The **present raise is to fulfill demonstrated consumer demand.**

Manufacturing the first batch of units is much more expensive than subsequent batches for which the cost of goods is projected low. Manufacturing within the USA: partner selected and costed.

Raising $50k to hit first 500 fulfilled sales, revenue, and profit. This profit is projected sufficient to manufacture a further, larger batch thereafter; iterating this, ratcheting scale and profit. This flywheel (*at least initially*) driven by our positive unit economics with online ads, meaning more money in gets more money out.

Anti-aging skincare market size is $80B, growing 10% per year.

780 sales per day to be a unicorn (*estimate*).

Everyone ages.

ANTICANCER

The company also has medical programs. For example, its new cancer drug candidate that - as Dr. Forrest designed - has been shown to harm cancer but not normal cells *in vitro*, including in independent testing at the National Cancer Institute (USA). A one minute read summary of this anticancer program is HERE.

Dr. Michael Forrest is a Cambridge University biochemistry graduate with a Ph.D. in computer science. An authority on computational biology, moreover, a drug inventor with granted patents.

BIOPHYSICAL THERAPEUTICS IS A DRUG DISCOVERY PLATFORM COMPANY

Biophysical Therapeutics is a computational biology platform company with a pipeline of experimentally-validated new drugs. Primary targets are cancer, the diseases of aging (e.g., Alzheimer's disease), and aging itself.

Computational biology is a hot area with start-ups in the space routinely raising tens or hundreds of millions (USD) per investment round. We are distinct in (actually) having resolved computational biology to (actual) new experimentally-validated drugs and granted patents rather than just handwaving that we will sometime in the future, which demonstrates the valuable human capital in the company. Company has raised $190k to date.

Longevity is a hot area also, typically with investment rounds of tens of millions to billions (USD) for companies with longevity expertise and/or a longevity drug candidate - we have both. In the USA alone, every year of increased life expectancy is worth $38 trillion USD ($38T).

Our Longevity Drug Candidate

To date, we've patents granted in USA, India, Israel, Mexico, Australia, New Zealand, Singapore, South Korea, with many others pending.

In addition to inventing new drugs, we've discovered, as we predicted, that the emphysema drug almitrine has anticancer activity, which is ready to trial in lung cancer patients. We own a granted US patent for its anticancer use. Critically, compared to present cancer drugs, almitrine has minimal side-effects in humans.

Inventiveness (*especially of new drugs*) is extremely rare and valuable.

THE MOONSHOT THAT PAYS ITS WAY

IF1 is Biophysical Therapeutics' consumer brand pertaining to anti-aging skincare, which - since sold as a cosmetic - won't require clinical trials and will (in success) yield it revenue and profit, which is something that biotech companies rarely achieve. The moonshot that pays its own way there.



We're PhD qualified scientists – including Dr. Michael Forrest – who've
Discovered
why different species have different lifespans, how nature modifies aging rate, and so how we can too.
MORE IF1 PROTEIN LONGER LIFESPAN
Dr. Michael Forrest
Discoverer
Nature's aging rate dial is IF1 protein.
MORE IF1 PROTEIN
AGING RATE
LESS IF1 PROTEIN
IF1


= SLOWER AGING
= FASTER AGING
Now in skincare at
www.IF1.skin
IF1


The dog is younger
but older than its owner
How?!
Because it has less IF1 protein.
Give your face more IF1 protein
with this moisturizer:
IF1

Face first into longevity.

Downloads

- Patent Example 1 (USA).pdf
- Patent Example 2 (USA).pdf
- Patent Example 3 (Aus).pdf
- Patent Example 4 (Aus).pdf
- Patent Example 5 (WO).pdf
- Patent Example 6 (WO).pdf
- Patent Example 6 Sequences.pdf
- Patent Example 7 (WO).pdf
- IP transferred to company.pdf
- Paper (2024 version).pdf
- Paper Supplementary Material (2024 version).pdf